Exhibit 99.1

BIT Mining Limited Announces Unaudited Financial Results

for the Fourth Quarter and Full Year ended December 31, 2022

AKRON, Ohio, February 17, 2023/PRNewswire/—BIT Mining Limited (NYSE: BTCM) (“BIT Mining,” “the Company,” “we,” “us,” or “our company”), a leading technology-driven cryptocurrency mining company, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

Cryptocurrency Business Progress

BIT Mining has four primary business segments covering self-mining, mining pool, data center operation and mining machine manufacturing. The Company is pursuing its development strategy to focus on cryptocurrency mining operations globally.

Our subsidiary, Bee Computing, has designed a new generation of highly efficient Bitcoin (“BTC”) and Dogecoin (“DOGE”) / Litecoin (“LTC”) mining machines utilizing the most advanced technology.

•	Together with our partners, we have successfully produced more than 5,000 DOGE/LTC mining machines with a total hash rate capacity of approximately 22,373 GH/s. We have deployed all of these DOGE/LTC mining machines at our Ohio data center for use in our self-mining business. We expect to have produced approximately 8,000 DOGE/LTC mining machines in aggregate by early April 2023.

•	Our BTC mining ASIC has been taped out and is in the process of being fine-tuned and optimized. The first silicon engineering sample of the chips will be available by the end of February 2023. We expect to have the first batch of system engineering samples in the first half of 2023.

•	Bee Computing successfully produced 252 W1 ASIC Ethereum Classic (“ETC”) mining machines in August 2022, achieving power efficiency of 0.5 W/MH. These ETC mining machines have been deployed and are online at the cryptocurrency mining data center we host in Akron, Ohio (the “Ohio Mining Site”). As of today, a substation with power capacity of 82.5 megawatts has completed construction and is operational at the Ohio Mining Site.

The Ethereum Merge, namely, of the Ethereum Mainnet and the Beacon Chain Proof-of-Stake system (the “Merge”), occurred on September 15, 2022. After the Merge, the Company changed its strategy to ETC cryptocurrency mining operations. As of today, the total hash rate capacity of our online ETC mining machines is approximately 3,525 GH/s. For the three months ended December 31, 2022, we produced 35,936 ETC from our ETC cryptocurrency mining operations, and recognized revenue of approximately US$0.8 million.

Due to recent declines in cryptocurrency markets, we suspended the operation of certain types of BTC mining machines. Despite the changes and uncertain environment, we are still determined to improve our quality and efficiency. As of today, the total hash rate capacity of our online BTC mining machines is approximately 66 PH/s. For the three months ended December 31, 2022, we produced 65 BTC from our BTC cryptocurrency mining operations, and recognized revenue of approximately US$1.1 million.

Due to continued declines in cryptocurrency prices in the fourth quarter of 2022, our mining pool business revenue decreased from US$88.5 million for the three months ended September 30, 2022 to US$53.9 million for the three months ended December 31, 2022.

“We are pleased to report our financial results for the fourth quarter and full year of 2022. Despite challenging market conditions, we have continued to optimize our operations and enhance our resilience to market volatility,” said Xianfeng Yang, CEO of BIT Mining. “During the quarter, we strengthened our vertical integration across our mining center, mining machine R&D, and mining pool businesses. Despite the crypto market downturn and high energy prices in November and December, we were able to manage the energy volatility through our fixed power pricing strategy during the winter months. We remain focused on our long-term development strategy, and we are confident in our ability to create value for our shareholders in the future,” Yang added. “The change in the ratio of our American Depositary Shares to our Class A ordinary shares, executed in late December, was carried out smoothly. We successfully launched a new DOGE/LTC mining machine, LD3, that has raised investor confidence and garnered significant interest from machine buyers. We also continue to enhance our technology development, not only in hardware but also in software.”

Fourth Quarter 2022 Highlights

•	Revenues were US$61.0 million in the fourth quarter of 2022, representing a sharp decrease of US$436.8 million from US$497.8 million for the fourth quarter of 2021, and a significant decrease of US$36.0 million from US$97.0 million for the third quarter of 2022. Revenues during the fourth quarter of 2022 primarily comprised US$53.9 million in revenue contribution from the mining pool business.

•	Operating loss was US$121.7 million in the fourth quarter of 2022, representing an increase of US$104.6 million from US$17.1 million for the fourth quarter of 2021, and an increase of US$88.1 million from US$33.6 million for the third quarter of 2022.

•	Non-GAAP operating loss[1] was US$21.1 million in the fourth quarter of 2022, as compared with non-GAAP operating loss of US$15.1 million for the fourth quarter of 2021, and non-GAAP operating loss of US$14.3 million for the third quarter of 2022.

•	Net loss attributable to BIT Mining was US$123.4 million in the fourth quarter of 2022, as compared with net loss attributable to BIT Mining of US$11.0 million for the fourth quarter of 2021, and net loss attributable to BIT Mining of US$22.2 million for the third quarter of 2022.

•	Non-GAAP net loss[1] attributable to BIT Mining was US$20.5 million in the fourth quarter of 2022, as compared with non-GAAP net loss attributable to BIT Mining of US$9.3 million for the fourth quarter of 2021, and non-GAAP net loss attributable to BIT Mining of US$2.9 million for the third quarter of 2022.

•	Basic and diluted losses per American Depositary Share (“ADS”)[2] attributable to BIT Mining Limited for the fourth quarter of 2022 were US$11.60.

•	Non-GAAP basic and diluted losses per ADS[2] attributable to BIT Mining Limited for the fourth quarter of 2022 were US$1.93.

Full Year 2022 Highlights for Continuing Operations

•	Revenues were US$650.2 million for the full year 2022, compared with revenues of US$1,328.9 million for the full year 2021.

•	Operating loss was US$182.9 million for the full year 2022, compared with operating loss of US$68.4 million for the full year 2021.

•	Non-GAAP operating loss[1] was US$58.9 million for the full year 2022, compared with non-GAAP operating loss of US$57.1 million for the full year 2021.

•	Net loss attributable to BIT Mining was US$169.6 million for the full year 2022, compared with net loss attributable to BIT Mining of US$51.8 million for the full year 2021.

•	Non-GAAP net loss[1] attributable to BIT Mining was US$43.4 million for the full year 2022, compared with non-GAAP net loss attributable to BIT Mining of US$46.4 million for the full year 2021.

•	Basic and diluted losses per ADS[2] attributable to BIT Mining Limited for the full year 2022 were US$19.47.

•	Non-GAAP basic and diluted losses per ADS[2] attributable to BIT Mining Limited for the full year 2022 were US$4.98.

Full Year 2022 Highlights for Discontinued Operations

•	Net loss from discontinued operations, net of taxes was nil for the full year 2022, compared with net loss from discontinued operations, net of taxes of US$8.9 million for the full year 2021. The year over year decrease of US$8.9 million was due to the disposal of the Company’s Chinese lottery-related business and termination of its lottery business-related VIE contracts in July 2021.

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses, impairment of property and equipment, impairment of intangible assets, impairment of goodwill, impairment of equity investments, gain on previously held equity interest, deferred tax benefit relating to valuation allowance, changes in fair value of contingent considerations and changes in fair value or derivative instrument. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

2 The Company changed the ratio of ADSs to its Class A ordinary shares (the “ADS Ratio”), par value US$0.00005 per share, from the former ADS Ratio of one (1) ADS to ten (10) Class A ordinary shares, to the current ADS Ratio of one (1) ADS to one hundred (100) Class A ordinary shares (the “ADS Ratio Change”). The ADS Ratio Change was effective on December 23, 2022.

Fourth Quarter 2022 Financial Results

Revenues

Revenues were US$61.0 million for the fourth quarter of 2022, representing a sharp decrease of US$436.8 million or 87.7% from US$497.8 million for the fourth quarter of 2021 and a significant decrease of US$36.0 million or 37.1% from US$97.0 million for the third quarter of 2022. The year-over-year and sequential decreases were mainly attributable to continuous declines in cryptocurrency prices of since the second quarter of 2022. Revenues mainly comprised US$53.9 million from the mining pool business and US$5.2 million from data center services.

Operating Costs and Expenses

Operating costs and expenses were US$78.9 million for the fourth quarter of 2022, representing a sharp decrease of US$422.7 million or 84.3% from US$501.6 million for the fourth quarter of 2021, and a significant decrease of US$34.7 million or 30.5% from US$113.6 million for the third quarter of 2022. The year-over-year decrease was mainly due to a significant decrease of US$425.9 million in cost for the allocation to pool participants associated with the mining pool business. The sequential decrease was mainly due to a decrease of US$37.3 million in cost for the allocation to pool participants associated with the mining pool business.

Cost of revenue was US$72.2 million for the fourth quarter of 2022, representing a sharp decrease of US$419.1 million or 85.3% from US$491.3 million for the fourth quarter of 2021, and a significant decrease of US$35.9 million or 33.2% from US$108.1 million for the third quarter of 2022. The year-over-year decrease was mainly attributable to a significant decrease of US$425.9 million in cost for the allocation to pool participants associated with the mining pool business. The sequential decrease was mainly due to a significant decrease of US$37.3 million in cost for the allocation to pool participants associated with the mining pool business. Cost of revenue was comprised of the direct cost of revenue of US$63.3 million and depreciation and amortization of US$8.9 million. The direct cost of revenue mainly included direct costs relating to (i) the mining pool business of US$53.4 million, (ii) the cryptocurrency mining business of US$5.1 million and (iii) the data center business of US$4.8 million.

Sales and marketing expenses were US$0.1 million for the fourth quarter of 2022, representing a decrease of US$0.2 million or 66.7% from US$0.3 million for the fourth quarter of 2021, and a decrease of US$0.1 million or 50.0% from US$0.2 million for the third quarter of 2022.

General and administrative expenses were US$5.8 million for the fourth quarter of 2022, representing a decrease of US$3.0 million or 34.1% from US$8.8 million for the fourth quarter of 2021, and an increase of US$1.2 million or 26.1% from US$4.6 million for the third quarter of 2022. The year-over-year decrease was mainly due to (i) a decrease of US$2.4 million in share-based compensation expenses associated with fewer share options granted to the Company’s directors and employees and (ii) a decrease of US$1.4 million in consulting expenses. The sequential increase was mainly due to an increase of US$1.1 million in consulting expenses related to DOGE/LTC mining machine production.

Service development expenses were US$0.7 million for the fourth quarter of 2022, representing a decrease of US$0.5 million or 41.7% from US$1.2 million for the fourth quarter of 2021, and a decrease of US$0.1 million or 12.5% from US$0.8 million for the third quarter of 2022. The year-over-year decrease was mainly due to a decrease of US$0.3 million in compensation expenses for employees as well as a decrease of US$0.2 million in share-based compensation expenses associated with share options granted to the Company’s directors and employees as a result of a decrease in headcount.

Net Gain on Disposal of Cryptocurrency Assets

Net gain on disposal of cryptocurrency assets was US$2.1 million for the fourth quarter of 2022, representing a decrease of US$2.0 million from US$4.1 million for the fourth quarter of 2021, and a decrease of US$2.5 million from US$4.6 million for the third quarter of 2022, by using first-in-first-out (“FIFO”) to calculate the cost of disposition during the fourth quarter of 2022.

Impairment of Cryptocurrency Assets

Impairment of cryptocurrency assets was US$1.5 million for the fourth quarter of 2022, representing a decrease of US$7.8 million from US$9.3 million for the fourth quarter of 2021 and a decrease of US$1.0 million from US$2.5 million for the third quarter of 2022, mainly due to provisions for impairment of cryptocurrency assets held as a result of fluctuations in cryptocurrency prices and lower amounts of cryptocurrencies held as of December 31, 2022.

Impairment of Property and Equipment

Impairment of property and equipment was US$25.5 million for the fourth quarter of 2022, representing a significant increase of US$13.8 million from US$11.7 million for the third quarter of 2022, which was mainly due to additional provision for impairment of mining machines in Kazakhstan and the U.S. Impairment of property and equipment for the fourth quarter of 2021 was US$12.6 million, mainly due to the closure and demolition of big data centers in Sichuan, China.

Impairment of Intangible Assets

Impairment of intangible assets was US$48.6 million for the fourth quarter of 2022, representing a significant increase of US$41.1 million from US$7.5 million for the third quarter of 2022, which was mainly due to impairment of the brand name and domain that the Company acquired through its acquisition of BTC.com in April 2021. Impairment of intangible assets for the third quarter of 2022 was US$7.5 million, which was mainly due to the impairment of the strategy contract that the Company acquired through its acquisition of Asgard Data Centers in October 2021.

Impairment of Goodwill

Impairment of goodwill was US$26.6 million for the fourth quarter of 2022, which was mainly due to the impairment of equity value that the Company acquired through its acquisition of BTC.com in April 2021.

Operating Loss

Operating loss was US$121.7 million for the fourth quarter of 2022, compared with operating loss of US$17.1 million for the fourth quarter of 2021, and operating loss of US$33.6 million for the third quarter of 2022.

Non-GAAP operating loss was US$21.1 million for the fourth quarter of 2022, compared with non-GAAP operating loss of US$15.1 million for the fourth quarter of 2021, and non-GAAP operating loss of US$14.3 million for the third quarter of 2022. The year-over-year increase in non-GAAP operating loss was mainly due to increases in gross losses of the cryptocurrency business and impairment of cryptocurrency assets, which were mainly attributable to the continuous declines in cryptocurrency prices. The sequential increase in non-GAAP operating loss was mainly due to (i) an increase of US$3.1 million in losses on cryptocurrency assets which was mainly due to a cyberattack on December 3, 2022, (ii) a decrease of US$2.4 million in net gain on disposal of cryptocurrencies, and (iii) an increase of US$1.1 million in consulting expenses related to DOGE/LTC mining machine production.

Net Loss Attributable to BIT Mining

Net loss attributable to BIT Mining was US$123.4 million for the fourth quarter of 2022, compared with net loss attributable to BIT Mining of US$11.0 million for the fourth quarter of 2021, and net loss attributable to BIT Mining of US$22.2 million for the third quarter of 2022. Both the year-over-year and sequential increases in net loss attributable to BIT Mining were mainly due to increases of impairment of intangible assets and goodwill related to BTC.com, as well as additional provision for impairment of mining machines as mentioned above.

Non-GAAP net loss attributable to BIT Mining was US$20.5 million for the fourth quarter of 2022, compared with non-GAAP net loss attributable to BIT Mining of US$9.3 million for the fourth quarter of 2021, and non-GAAP net loss attributable to BIT Mining of US$2.9 million for the third quarter of 2022. Both the year-over-year and sequential increase in non-GAAP net loss attributable to BIT Mining were mainly due to increased gross losses of the cryptocurrency business as mentioned above.

Cash and Cash Equivalents, Restricted Cash and Short-term Investment

As of December 31, 2022, the Company had cash and cash equivalents of US$5.4 million, restricted cash3 of US$0.1 million and short-term investment4 of US$2.4 million, compared with cash and cash equivalents of US$19.9 million and restricted cash of US$0.1 million as of September 30, 2022.

Cryptocurrency Assets

As of December 31, 2022, the Company had cryptocurrency assets of US$15.0 million in aggregate, which is the U.S. dollar equivalent of 289 BTC, 4,845 ETH, 42.8 million DOGE and various other cryptocurrency assets, including those generated from its mining pool and cryptocurrency mining businesses.

3 Restricted cash represents deposits in merchant banks yet to be withdrawn.

4 Short-term investment represents fixed coupon notes with original maturities of greater than three months but less than a year.

About BIT Mining Limited

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, data center operation and mining machine manufacturing. The Company owns the world's top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, ETC and LTC. The Company also owns a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, enabling the Company’s self-efficiency through vertical integration with its supply chain.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

As a supplement to net loss, we use the non-GAAP financial measure of adjusted net loss which is U.S. GAAP net loss as adjusted to exclude share-based compensation expenses, impairment of property and equipment, impairment of intangible assets, impairment of goodwill, impairment of equity investments, gain on previously held equity interest, deferred tax benefit relating to valuation allowance, changes in fair value of contingent considerations and changes in fair value or derivative instrument. All adjustments are non-cash and we believe they are not reflective of our general business performance. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net loss. In addition, our definition of adjusted net loss may be different from the definition of such term used by other companies, and therefore comparability may be limited.

For more information:

BIT Mining Limited

ir@btcm.group

ir.btcm.group

www.btcm.group

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com

BIT Mining Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars ("US$"), except for number of shares)

	December 31, 2021	December 31, 2022
	US$	US$
	Audited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	17,670	5,448
Restricted cash	134	126
Short-term investment	-	2,360
Accounts receivable	737	4,120
Prepayments and other current assets	21,525	7,300
Cryptocurrency assets	55,077	15,015
Total current assets	95,143	34,369

Non-current assets:
Property and equipment, net	70,199	14,851
Intangible assets, net	71,931	3,314
Deposits	99	3,534
Long-term investments	10,050	8,049
Right-of-use assets	6,166	3,998
Amounts due from related party - non-current	11,504	-
Long-term prepayments and other non-current assets	4,455	6,363
Goodwill	26,569	-
Total non-current assets	200,973	40,109

TOTAL ASSETS	296,116	74,478

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	54,438	23,425
Amounts due to related parties	8,021	-
Accrued payroll and welfare payable	489	819
Accrued expenses and other current liabilities	18,738	5,155
Income tax payable	498	73
Operating lease liabilities - current	2,213	1,367
Total current liabilities	84,397	30,839

Non-current liabilities:
Operating lease liabilities - non-current	4,569	2,837
Total non-current liabilities	4,569	2,837

TOTAL LIABILITIES	88,966	33,676

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share; 1,599,935,000 shares authorized as of December 31, 2021 and December 31, 2022; 710,078,070 and 1,063,813,210 shares issued and outstanding as of December 31, 2021 and December 31, 2022, respectively	36	54
Class A preference shares, par value US$0.00005 per share; 65,000 shares authorized as of December 31, 2021 and December 31, 2022; 65,000 shares issued and outstanding as of December 31, 2021 and December 31, 2022	-	-
Class B ordinary shares, par value US$0.00005 per share; 400,000,000 shares authorized as of December 31, 2021 and December 31, 2022; 99 shares issued and outstanding as of December 31, 2021 and December 31, 2022	-	-
Additional paid-in capital	590,567	620,807
Treasury shares	(21,604)	(21,604)
Accumulated deficit and statutory reserve	(384,867)	(554,495)
Accumulated other comprehensive loss	(2,355)	(3,960)
Total BIT Mining Limited shareholders’ equity	181,777	40,802
Noncontrolling interests	25,373	-
Total shareholders' equity	207,150	40,802

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	296,116	74,478

BIT Mining Limited
Condensed Consolidated Statements of Comprehensive Loss
(Amounts in thousands of U.S. dollars (“US$”),
except for number of shares, per share (or ADS) data)

	Three Months Ended			Twelve Months Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2021	December 31, 2022
	US$	US$	US$	US$	US$
	Unaudited	Unaudited	Unaudited	Audited	Unaudited
Revenues	497,778	96,987	61,043	1,328,876	650,227

Operating costs and expenses:
Cost of revenue	(491,328)	(108,072)	(72,249)	(1,323,415)	(669,719)
Sales and marketing expenses	(271)	(174)	(120)	(951)	(633)
General and administrative expenses	(8,782)	(4,575)	(5,846)	(25,463)	(22,785)
Service development expenses	(1,207)	(799)	(682)	(3,155)	(3,665)
Total operating costs and expenses	(501,588)	(113,620)	(78,897)	(1,352,984)	(696,802)
Other operating income	250	232	82	300	590
Government grant	-	18	2	-	29
Other operating expenses	(9,660)	-	(3,964)	(14,686)	(5,479)
Net gain on disposal of cryptocurrency assets	4,112	4,574	2,132	6,717	4,649
Impairment of cryptocurrency assets	(9,342)	(2,494)	(1,454)	(31,757)	(16,568)
Changes in fair value of derivative instrument	-	-	-	3,696	-
Changes in fair value of contingent considerations	13,936	-	-	13,936	1,247
Impairment of property and equipment	(12,572)	(11,747)	(25,504)	(22,392)	(38,087)
Impairment of intangible assets	(56)	(7,539)	(48,555)	(56)	(56,094)
Impairment of goodwill	-	-	(26,569)	-	(26,569)
Operating loss from continuing operations	(17,142)	(33,589)	(121,684)	(68,350)	(182,857)
Other income, net	230	7,946	531	594	9,031
Interest income	-	19	25	56	150
Interest expense	-	-	-	(775)	(218)
(Loss) Gain from equity method investments	(349)	5	8	(1,184)	164
Gain from previously held equity method investment	-	-	-	5,500	-
Impairment of long-term investments	-	-	(2,250)	-	(2,250)
Gain from disposal of subsidiaries	91	3,340	-	234	3,340
Loss before income tax from continuing operations	(17,170)	(22,279)	(123,370)	(63,925)	(172,640)
Income tax benefit	359	-	-	359	-
Net loss from continuing operations	(16,811)	(22,279)	(123,370)	(63,566)	(172,640)
Loss from discontinued operations, net of applicable income taxes	-	-	-	(2,224)	-
Loss on disposal of discontinued operations, net of applicable income taxes	-	-	-	(6,697)	-
Net loss from discontinued operations, net of applicable income taxes	-	-	-	(8,921)	-
Net loss	(16,811)	(22,279)	(123,370)	(72,487)	(172,640)
Less: Net loss attributable to noncontrolling interest from continuing operations	(5,796)	(57)	-	(11,792)	(3,012)
Less: Net loss attributable to noncontrolling interest from discontinued operations	-	-	-	(179)	-
Less: Net loss attributable to noncontrolling interests	(5,796)	(57)	-	(11,971)	(3,012)
Net loss attributable to BIT Mining Limited	(11,015)	(22,222)	(123,370)	(60,516)	(169,628)
Other comprehensive income (loss)
Share of other comprehensive income of an equity method investee	-	-	-	631	-
Reclassification into loss from equity method investments	-	-	-	131	-
Foreign currency translation gain (loss)	714	(1,069)	236	2,115	(1,735)
Other comprehensive income (loss), net of tax	714	(1,069)	236	2,877	(1,735)
Comprehensive loss	(16,097)	(23,348)	(123,134)	(69,610)	(174,375)
Less: Comprehensive loss attributable to noncontrolling interests	(5,196)	(86)	-	(11,337)	(3,142)
Comprehensive loss attributable to BIT Mining Limited	(10,901)	(23,262)	(123,134)	(58,273)	(171,233)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	707,716,805	978,599,298	1,063,813,210	622,337,974	871,036,499
Diluted	707,716,805	978,599,298	1,063,813,210	622,337,974	871,036,499

Losses per share attributable to BIT Mining Limited-Basic and Diluted
Net loss from continuing operations	(0.016)	(0.023)	(0.116)	(0.083)	(0.195)
Net loss from discontinued operations	-	-	-	(0.014)	-
Net loss	(0.016)	(0.023)	(0.116)	(0.097)	(0.195)

Losses per ADS* attributable to BIT Mining Limited-Basic and Diluted
Net loss from continuing operations	(1.556)	(2.271)	(11.597)	(8.319)	(19.474)
Net loss from discontinued operations	-	-	-	(1.405)	-
Net loss	(1.556)	(2.271)	(11.597)	(9.724)	(19.474)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents one hundred Class A ordinary shares of the Company.

   Losses per ADS have been retrospectively adjusted for the ADS Ratio Change from the former ADS Ratio of 1 ADS to 10 Class A ordinary shares, to the current ADS Ratio of 1 ADS to 100 Class A ordinary shares, effective on December 23, 2022.

BIT Mining Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of U.S. dollars (“US$”),
except for number of shares, per share (or ADS) data)

	Three Months Ended			Twelve Months Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2021	December 31, 2022
	US$	US$	US$	US$	US$
	Unaudited	Unaudited	Unaudited	Audited	Unaudited
Operating loss from continuing operations	(17,142)	(33,589)	(121,684)	(68,350)	(182,857)
Adjustment for share-based compensation expenses	3,344	-	-	6,446	4,474
Adjustment for impairment of intangible assets	56	7,539	48,555	56	56,094
Adjustment for impairment of property and equipment	12,572	11,747	25,504	22,392	38,087
Adjustment for changes in fair value of derivative instrument	-	-	-	(3,696)	-
Adjustment for changes in fair value of contingent considerations	(13,936)	-	-	(13,936)	(1,247)
Adjustment for impairment of goodwill	-	-	26,569	-	26,569
Adjusted operating loss (non-GAAP) from continuing operations	(15,106)	(14,303)	(21,056)	(57,088)	(58,880)

Net loss attributable to BIT Mining Limited	(11,015)	(22,222)	(123,370)	(60,516)	(169,628)
Net loss attributable to BIT Mining Limited from discontinued operations	-	-	-	(8,742)	-
Net loss attributable to BIT Mining Limited from continuing operations	(11,015)	(22,222)	(123,370)	(51,774)	(169,628)
Adjust for continuing operations:
Adjustment for share-based compensation expenses	3,344	-	-	6,446	4,474
Adjustment for impairment of intangible assets	56	7,539	48,555	56	56,094
Adjustment for impairment of goodwill	-	-	26,569	-	26,569
Adjustment for impairment of equity investments	-	-	2,250	-	2,250
Adjustment for deferred tax benefit relating to valuation allowance	(359)	-	-	(359)	-
Adjustment for gain on previously held equity interest	-	-	-	(5,500)	-
Adjustment for impairment of property and equipment	12,572	11,747	25,504	22,392	38,087
Adjustment for changes in fair value of derivative instrument	-	-	-	(3,696)	-
Adjustment for changes in fair value of contingent considerations	(13,936)	-	-	(13,936)	(1,247)
Adjusted net loss attributable to BIT Mining Limited from continuing operations (non-GAAP)	(9,338)	(2,936)	(20,492)	(46,371)	(43,401)

Adjusted net loss attributable to BIT Mining Limited from discontinued operations (non-GAAP)	-	-	-	(8,742)	-
Adjusted net loss attributable to BIT Mining Limited (non-GAAP)	(9,338)	(2,936)	(20,492)	(55,113)	(43,401)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	707,716,805	978,599,298	1,063,813,210	622,337,974	871,036,499
Diluted	707,716,805	978,599,298	1,063,813,210	622,337,974	871,036,499

Losses per share attributable to BIT Mining Limited (non-GAAP)- Basic and Diluted
Net loss from continuing operations (non-GAAP)	(0.013)	(0.003)	(0.019)	(0.075)	(0.050)
Net loss from discontinued operations (non-GAAP)	-	-	-	(0.014)	-
Net loss (non-GAAP)	(0.013)	(0.003)	(0.019)	(0.089)	(0.050)

Losses per ADS* attributable to BIT Mining Limited (non-GAAP)- Basic and Diluted
Net loss from continuing operations (non-GAAP)	(1.319)	(0.300)	(1.926)	(7.451)	(4.983)
Net loss from discontinued operations (non-GAAP)	-	-	-	(1.405)	-
Net loss (non-GAAP)	(1.319)	(0.300)	(1.926)	(8.856)	(4.983)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents one hundred Class A ordinary shares of the Company.

   Losses per ADS have been retrospectively adjusted for the ADS Ratio Change from the former ADS Ratio of 1 ADS to 10 Class A ordinary shares, to the current ADS Ratio of 1 ADS to 100 Class A ordinary shares, effective on December 23, 2022.